08003874

082-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

RECEIVED 2008 JUL 21 A 11:29

Date July 16, 2008
Contact Martina C. Erni

SUPPL

Unaxis Holding
~~OC Oerlikon Corporation AG,~~ Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

B. Auacher

Corporate Communications

PROCESSED
JUL 23 2008
THOMSON REUTERS

Enclosure

- **Planned change in Oerlikon's financial leadership**

dw 7/21

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

oerlikon

Media release

Rule 12g3-2(b) File No. 82-5190

Personnel

Planned change in Oerlikon's financial leadership

Pfäffikon SZ, July 15, 2008 – Dr. Jörg Eichkorn, Chief Financial Officer and member of the Oerlikon Executive Board, will leave the company to pursue other opportunities. A corresponding agreement between the parties regarding termination of the employment contract was signed today. Dr. Eichkorn will remain with the company and continue as acting CFO until August 31st, by which time the company expects to have named a successor. 'We wish to thank Jörg Eichkorn for his achievements and exemplary dedication. His contributions during the recent transition phase of Oerlikon are highly appreciated", said CEO Dr. Uwe Krüger.

For further information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Corporate Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 91 93
ir@oerlikon.com
www.oerlikon.com

Oerlikon (SWX: OERL) is one of the most successful high-tech industrial companies, with a focus on mechanical engineering and plant manufacture. The company focuses on industry solutions and cutting-edge technologies, and operates in six segments: textile machinery and plant manufacture, thin-film solar, thin-film coating, transmission, precision and vacuum technology. As a company with Swiss roots and a century of tradition, Oerlikon employs over 19,000 people at 170 locations in 35 countries, making it a global player. In 2007, it achieved annual sales of SFr 5.6 billion. The company occupies first or second position in all its respective markets and, in 2007, invested almost 5 percent of its turnover in research and development (SFr 274 millions spent on R&D).

RECEIVED

2008 JUL 21 A 11:29

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date July 16, 2008
Contact Martina C. Erni

Unaxis Holding
~~OC Oerlikon Corporation AG~~, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

B. Amacher

Corporate Communications

Enclosure

- TÜV certificate for thin film silicon modules

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

oerlikon
solar

Media release

Rule 12g3-2(b) File No. 82-5190

ersol modules, produced with Oerlikon Solar equipment, now certified

TÜV certificate for thin film silicon modules

San Francisco, INTERSOLAR N.A., July 14, 2008 – ***TÜV Rhineland today announced that ersol´s amorphous thin film module Nova®-T, produced with fabrication equipment from Oerlikon Solar, passed all tests required for IEC 61646 certification. This Module Performance Test required TÜV to put modules through several months of extensive examinations. This included accelerated lifetime tests for heat, freezing, thermal cycles, humidity and UV exposure. Mechanical impact tests were also conducted. All passed successfully. "With these certificates we can offer our end-to-end fabrication line customers an important advantage. We can reduce their time to market for certified modules by up to 8 months. They can now provide certified modules in less than 6 weeks after start of production while guaranteeing a stable and reliable production process", says Jeannine Sargent, CEO of Oerlikon Solar.***

Significant customer advantages – world wide

The customer value is immediate and significant. In addition to reducing time to market, the TÜV certification provides a high level of assurance that modules produced on Oerlikon Solar equipment will be robustly manufactured. TÜV certified modules are able to command a considerably higher price and are in many European countries, currently the largest market for thin film PV modules, obligatory in order to receive renewable incentives. It also adds to the confidence that extended endurance and product safety will be up to the latest standards. The certification is valid world-wide and it is just one part of the scalable and most reliable platform from which Oerlikon Solar's is rapidly scaling its production and services.

True Partnership

Over the past several months Oerlikon Solar and ersol Thin Film have been working closely together with TÜV officials to achieve the certifications. Sargent: "Thanks to the excellent teamwork with ersol Thin Film (Germany) we were able

to get the TÜV certification on modules directly from a mass production environment." This guarantees Oerlikon Solar end-to-end customers the highest standards available on the market. "We are proud having received the certification from TÜV Rhineland. The IEC certificate helps our customers to successfully market thin film PV technology and demonstrates the excellent reliability and long term performance of our product", says Dr. Christian Koitzsch, CTO of ersol Thin Film GmbH.

TÜV congratulates

"We congratulate ersol and Oerlikon Solar for the successful passing of the certification process" states Willi Vaassen, Head of Renewable Energy division, TÜV Rheinland. Already the market leader in installed thin film silicon PV applications, this certification is another milestone in the accelerating growth of Oerlikon Solar.

For further information, please contact:

Michael M. Schmidt Head of Public Relations Tel. +423 388 6439 Fax +423 388 5421 Mobile +41 79 834 03 74 michael.m.schmidt@oerlikon.com	Burkhard Böndel Head of Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com

About Oerlikon Solar

Oerlikon Solar offers cost-effective, field proven end-to-end solutions for the mass production of thin-film silicon solar modules. These fully automated manufacturing solutions are focused on reducing device cost and maximizing productivity. They are available as modular end-to-end solutions with metrology and upgradeability in throughput and process technology. Oerlikon Solar has developed a unique and innovative technology based on its leadership in thin film technology and in close cooperation with its customers. An in-house pilot line allows producing, testing and optimizing the solar modules in full production size. Headquartered in Truebbach, Switzerland, Oerlikon Solar maintains an R&D lab in Europe, as well as global customer support and training through sales and service centers in the United States, Europe and Asia.

About Oerlikon

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets. In 2007, approx. 5 percent of the turnover was invested in research and development (CHF 274 million).

About ersol Thin Film

When it comes to thin films, ersol Thin Film GmbH is the ultimate authority within ersol Solar Energy AG. To date ersol has invested over € 80 million in the production of thin-film modules. As of June 30, 2008 ersol Thin Film GmbH employs a workforce of roughly 200.

ersol Solar Energy AG produces and markets high-quality silicon-based photovoltaic products. The Group comprises the segments Silicon, Wafers, Solar Cells and Modules. With sales of € 160 million in financial year 2007, the Thuringia-based Company is one of the leading players in the solar industry. Listed since September 30, 2005 on the Prime Standard of the Frankfurt Stock Exchange, the young ersol shares had already been added to the TecDAX on 19 December 2005. The ersol Group currently has more than 1,000 employees.

The Company's main goal is to establish itself even more strongly as a manufacturer of high quality silicon solar cells and to account for a disproportionate slice of the anticipated growth in the photovoltaic industry. To achieve this, ersol currently focuses on technologically demanding stages of the value chain for photovoltaic plants, and in particular on the production of wafers and solar cells. There are a number of pillars with regard to the Company's supply of the silicon raw material it needs. Primarily silicon is secured by long-term delivery agreements with leading polysilicon manufacturers. In addition to this, the Company's internal recycling capacities in the silicon area also make an important contribution. Silicon is processed in the Wafers segment. The monocrystalline wafers manufactured there are preliminary products for the manufacturing of highly-efficient silicon solar cells in the Solar Cells segment. Since early 2006 the Company has been delivering a part of its solar cells for the production of solar modules to the joint venture Shanghai Electric Solar Energy Co. Ltd. (SESE) in which the ersol Group has a 35% holding. The sales of these and other photovoltaic modules are handled in part by the Modules business segment. In the future, this segment is expected to include the Company's own module production, planned for 2009. ersol also develops silicon-saving thin-film technology in the Modules segment. For this purpose ersol has a production facility for silicon thin-film modules.

END